Morgan Stanley Dean Witter Spectrum Series
Monthly Report
July 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Spectrum Funds as of July 31, 1999 was as follows:

Funds                    N.A.V.                   % change for month
Spectrum Global Balanced $15.90                             -1.71%
Spectrum Select          $22.60                             -4.42%
Spectrum Strategic       $12.81                             -1.06%
Spectrum Technical       $15.75                             -3.88%

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, losses were experienced during July primarily in the global stock index component from long German stock index futures positions as German equity prices declined as investors reacted to the strengthening euro by selling stocks. Additional losses were incurred from long S&P 500 Index futures positions as domestic equity prices declined on inflationary concerns in the U.S. after Federal Reserve Chairman Alan Greenspan said that the economy may be growing fast enough to warrant a second interest rate increase later this year. In the global interest rate futures component, losses were experienced from long U.S. interest rate futures positions as domestic bond prices moved lower during the second half of the month as reports on labor costs, home sales, manufacturing and personal income added to concern that the U.S. Federal Reserve will raise interest rates soon. In soft commodities, losses were recorded from long sugar futures positions as prices decreased amid seasonally slow demand, the end of Russia's spring buying spree and ample world supplies. A portion of the Fund's overall losses was offset by gains in the energy markets recorded during the first half of July from long crude oil futures positions as prices moved higher due to decreasing U.S. oil inventories and continuing adherence to output reductions by OPEC countries. In agriculturals, gains were recorded from short soybean oil futures positions as prices fell due to rain in scattered areas of the central Midwest, as well as forecasts for cooler temperatures. In the currency markets, gains were recorded from long Japanese yen positions as the value of the yen reached a 5 1/2 month high versus the U.S. dollar due to inflationary pressures in the United States and optimistic prospects for economic growth in Japan.

In Spectrum Select, a Fund managed by multiple trading advisors who employ long-term technical trend-following trading strategies, losses were recorded during July primarily in the currency markets from short euro positions as its value reversed its recent downward trend versus the U.S. dollar due to a better-than-expected German business sentiment survey and a record U.S. trade deficit. Additional losses were recorded in the global stock index futures markets from long S&P 500 Index futures positions as prices fell after Federal Reserve Chairman Alan Greenspan said that the economy may be growing fast enough to warrant a second interest rate increase later this year. Smaller losses were experienced in the global interest rate futures markets from short positions in Japanese interest rate futures as prices moved higher amid investors' fears that a strong Japanese yen might slowdown that nation's budding recovery. A portion of the Fund's overall losses was offset by gains recorded in the energy markets from long unleaded gas futures positions earlier in the month as prices increased due to a fall in U.S. oil inventories, production difficulties in Nigeria and continued adherence to output reductions from OPEC countries. Additional gains were recorded in the soft commodities markets from short coffee futures positions as prices declined as fears of impending frost damage to Brazilian crops evaporated and on predictions that Brazil would reap a record harvest next year. In metals, profits resulted from short gold futures positions as prices reached 20-year lows amid continuing murmurs that central banks were offloading or seeking to offload the precious metal, following the Bank of England's example. Smaller gains were experienced in the agricultural markets from short soybean oil futures positions as prices fell earlier in the month on forecasts for beneficial crop weather.

In Spectrum Strategic, a Fund managed by multiple trading advisors who employ fundamental trading methodologies, losses were experienced during July primarily in the currency markets from short Japanese yen positions as its value strengthened relative to the U.S. dollar in the absence of any U.S. dollar-buying intervention by the Bank of Japan and on talks that Japan will end its zero interest rate policy. Later in the month, additional losses were also recorded in this market as the value of the yen reached a 5 1/2 month high versus the U.S. dollar due to inflationary pressures in the United States and optimistic prospects for economic growth in Japan. In the global interest rate futures markets, losses were recorded from short U.S. interest rate futures positions as U.S. Treasury prices temporarily climbed during mid-month as talks of economic problems in Latin America sent Argentine and Brazilian stock prices sharply lower, thus fueling demand for the safety of U.S. government securities. In the agricultural markets, losses were recorded early in the month from long positions in soybeans and corn futures as prices declined on forecasts for favorable crop weather in the U.S. A portion of the Fund's overall losses was offset by gains in the energy markets during the first half of July from long futures positions in crude oil and its refined products, unleaded gas and heating oil, as oil prices moved higher due to decreasing U.S. oil inventories and continuing adherence to output reductions by OPEC countries. In the metals markets, gains were recorded from long zinc futures positions as base metals prices rallied as a result of recent producer output cutbacks and stock drawdowns. In the global stock index futures markets, gains were recorded later in the month from long positions in Nikkei Index futures as Japanese equity prices were boosted higher on views that the Japanese economy is improving, reports of strong industrial production data and gains in the high-tech sector.

In Spectrum Technical, a Fund managed by multiple trading advisors who employ long-term technical trend-following trading systems, losses were recorded during July primarily in the currency markets from short British pound positions as its value increased relative to the U.S. dollar in anticipation of British economic data and on the weakness of the U.S. dollar. Short positions in the Swiss franc and the European common currency, the euro, were also unprofitable as the value of these currencies also reversed their recent downward trend versus the U.S. dollar due to a better-than-expected German business sentiment survey and a record U.S. trade deficit. In global stock index futures, losses were experienced from long positions in ASE All Ordinaries Index futures as Australian stock prices moved lower on inflationary concerns in the U.S. Long S&P 500 Index futures positions also resulted in losses as prices declined after Federal Reserve Chairman Alan Greenspan said that the U.S. economy may be growing fast enough to warrant a second interest rate increase this year. In the agricultural markets, smaller losses resulted from long soybean meal futures positions as prices declined amid a drop in soybean prices. A portion of the Fund's overall losses was offset by gains recorded in the energy markets from long crude oil futures positions as oil prices increased due to a fall in U.S. oil inventories, production difficulties in Nigeria and continued adherence to output reductions from OPEC countries. Additional gains were recorded in the global interest rate futures markets from short German bond futures positions as most European bond prices decreased on signs of a resurgence in that region's economy. Smaller gains were experienced in the metals markets from short gold futures positions as prices reached 20-year lows amid continuing murmurs that central banks were offloading or seeking to offload the precious metal, following the Bank of England's example.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner
<pae

Historical Fund Performance
Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar each the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for each
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1998 16.4%
                         1999 (7 months)                -0.6%


                    Inception-to-Date Return:          59.0%
                    Annualized Return:                           10.3%

___________________________________________________________________________
__________
Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999 (7 months)                                 -
5.0%

                    Inception-to-Date Return:               126.0%
                    Annualized Return               10.7%
___________________________________________________________________________
__________
Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999 (7 months)                10.9%

                    Inception-to-Date Return:                 28.1%
                    Annualized Return:               5.4%
___________________________________________________________________________
__________
Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999 (7 months)                                 -
2.3%

                    Inception-to-Date Return:                57.5%
                    Annualized Return:             10.0%

<pae>

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended July 31, 1999
(Unaudited)
                                   Morgan Stanley Dean Witter
Morgan Stanley Dean Witter
                                                            Spectrum Global
Balanced                   Spectrum Select
                                        Percent of
Percent of
                                        July 1, 1999
July 1, 1999
                                        Beginning                     Beginning
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading Profit (Loss):
  Realized                       (314,264)           (0.58)           (109,217)
(0.05)
  Net change in unrealized        549,139            (1.02)         (8,199,824)
(3.82)
  Total Trading Results          (863,403)           (1.60)         (8,309,041)
(3.87)
Interest Income (DWR)             205,858             0.38             657,689
0.31
  Total Revenues                 (657,545)           (1.22)         (7,651,352)
(3.56)

EXPENSES
Brokerage fees (DWR)              206,888             0.38           1,296,873
0.61
Management fees                              56,220        0.11
536,636                           0.25
  Total Expenses                  263,108             0.49           1,833,509
0.86

NET LOSS                         (920,653)           (1.71)         (9,484,861)
(4.42)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended July 31, 1999
(Unaudited)
                           Morgan Stanley Dean Witter                   Morgan
Stanley Dean Witter
                           Spectrum Global Balanced                  Spectrum
Select              .
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                         $          $                     $
$
Net Asset Value,
 July 1, 1999          3,337,473.311  53,971,201    16.17     9,080,012.809
214,654,685   23.64
Net Loss                      -         (920,653)   (0.27)           -
(9,484,861)  (1.04)
Redemptions              (23,603.051)   (375,289)   15.90       (72,432.360)
(1,637,080)  22.60
Subscriptions            101,500.118   1,613,852    15.90       240,366.780
5,432,289   22.60
Net Asset Value,
  July 31, 1999        3,415,370.378  54,289,111   15.90      9,247,947.229
208,965,033  22.60

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended July 31, 1999
(Unaudited)
                                    Morgan Stanley Dean Witter      Morgan
Stanley Dean Witter
                                                             Spectrum Strategic
Spectrum Technical              .
                                        Percent of
Percent of
                                        July 1, 1999
July 1, 1999
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading Profit (Loss):
  Realized                      2,487,357              3.02         (6,809,921)
(2.44)
  Net change in unrealized     (2,832,973)            (3.44)
(2,235,254)                      (0.80)
  Total Trading Results          (345,616)            (0.42)
(9,045,175)                      (3.24)
Interest Income (DWR)             235,073              0.29
836,235                           0.30

  Total Revenues                 (110,543)            (0.13)
(8,208,940)                      (2.94)

EXPENSES
Brokerage fees (DWR)              498,101              0.60          1,686,235
0.61
Management fees                   267,367              0.33            930,337
0.33
  Total Expenses                  765,468              0.93          2,616,572
0.94
NET LOSS                         (876,011)    (1.06)          (10,825,512)
(3.88)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended July 31, 1999
(Unaudited)
                           Morgan Stanley Dean Witter                  Morgan
Stanley Dean Witter
                           Spectrum Strategic                        Spectrum
Technical          .
                          Units        Amount    Per Unit        Units
Amount   Per Unit
                                         $          $                       $
$
Net Asset Value,
 July 1, 1999          6,370,000.946  82,444,359    12.94    17,032,196.401
279,100,864                    16.39
Net Loss                      -         (876,011)   (0.13)              -
(10,825,512)                   (0.64)
Redemptions              (38,962.994)   (499,116)   12.81      (100,027.820)
(1,575,438)                    15.75
Subscriptions            170,622.600   2,185,676    12.81       472,261.995
7,438,127                      15.75
Net Asset Value,
  July 31, 1999        6,501,660.552  83,254,908   12.81     17,404,430.576
274,138,041                    15.75

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including, but not limited to, foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements), for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Brokerage fees for Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.60% (a 4.60% annual rate) of the Net Assets as of the first day of each month.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of the Net Assets as of the first day of each month.

Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are borne by the Limited Partners or the Partnership.
DWR will pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)





Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date under certain conditions as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in
Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd. ("AICM")
  Blenheim Investments, Inc. ("Blenheim")
  Willowbridge Associates Inc. ("Willowbridge")

Demeter has adjusted the allocation of Net Assets among the trading advisors within Spectrum Strategic. Commencing with the June 30, 1999 monthly closing, net proceeds received by Spectrum Strategic at each monthly closing will be allocated 75% to AICM, 0% to Blenheim, and 25% to Willowbridge Additionally, 100% of redemptions will be allocated to Blenheim.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of manage-ment fees and incentive fees as follows:

Management Fee - The management fee for Spectrum Global
Balanced is accrued at a rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to AICM on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate).

Incentive Fee - Spectrum Global Balanced, Spectrum Select and Spectrum Strategic pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in their Limited Partnership Agreements, experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the Trading Profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the Trading Profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

For all Partnerships when Trading Losses are incurred, no incentive fee will be paid in subsequent months until the individual trading advisor recover their losses. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.